UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

__________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

VALOR GOLD CORP.
(Exact name of registrant as specified in its charter)

Delaware	45-5215796
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
200 S. Virginia Street 8th Floor Reno, NV	89501
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be so registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:  Common Stock, $0.0001 par value

Item 1.                      Description of Registrant’s Securities to be Registered.

Capital Stock

The authorized capital stock of Valor Gold Corp. (“we”, “us” or the “Company”) consists of  250,000,000 shares, consisting of 200,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) and 50,000,000 shares of “Blank Check” Preferred Stock, par value $0.0001 per share (the “Preferred Stock”). Ten Million Shares of Preferred Stock are designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”), all of which are issued and outstanding as of January 22, 2014.

Common Stock

The holders of the Common Stock are entitled to one vote per share. In addition, the holders of the Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of legally available funds; however, the current policy of our Board of Directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of the Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Preferred Stock

Our Board of Directors is authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of Preferred Stock in one or more series. Each series of Preferred Stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our Board of Directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 50,000,000 shares of “blank check” Preferred Stock with designations, rights and preferences as may be determined from time to time by our Board of Directors.

We have designated 10,000,0000 shares of preferred stock as Series A Preferred Stock.

            Each share of Series A Preferred Stock has a stated value of $0.0001 per share and upon liquidation, dissolution or winding up of our business, each holder of Series A Preferred Stock is entitled to receive for each share of Series A Preferred Stock an amount equal to the stated value prior to the holders of Common Stock and any other class or series of capital stock whose terms provide that Series A Preferred Stock should receive preferential payment.

Each share of our Series A Preferred Stock is convertible at the option of the holder into one share of Common Stock (subject to adjustment for stock splits, combinations and other similar events).  We are prohibited from effecting the conversion of the Series A Preferred Stock to the extent that, as a result of the conversion, the holder of such shares beneficially owns more than 4.99% (or, if this limitation is waived by the holder upon no less than 61 days prior notice to us, 9.99%) in the aggregate of the outstanding shares of our Common Stock calculated immediately after giving effect to the issuance of shares of Common Stock upon conversion of the Series A Preferred Stock.

Holders of Series A Preferred Stock are entitled to vote their shares on an as-converted to Common Stock basis, and shall vote together with the holders of the Common Stock, and not as a separate class.

Except for certain issuances, in the event that the Company issues any shares of Common Stock or securities convertible into Common Stock at a price per share or conversion price or exercise price per share that is less than the purchase price paid for the Series A Preferred Stock, the Company shall issue to the holders of the Series A Preferred Stock such additional number of shares of Series A Preferred Stock such that the holders shall own an aggregate total number of shares of Series A Preferred as if they had purchased the shares of Series A Preferred at such lower price.  However, no such adjustment to the effective per share purchase price shall be made for any issuance that is below $0.20 per share.

Dividend Policy

We have not previously paid any cash dividends on our Common Stock and do not anticipate or contemplate paying dividends on our Common Stock in the foreseeable future.  We currently intend to use all our available funds to develop our business.  We can give no assurances that we will ever have excess funds available to pay dividends.

Item 2.                        Exhibits.

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 2, 2012)

3.2	Amended and Restated Bylaws (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on April 2, 2012)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 22, 2014	VALOR GOLD CORP. By: /s/ David Rector Name: David Rector Title: Chief Executive Officer